EMGOLD MINING CORPORATION

Suite 1010 – 789 West Pender Street

Vancouver, B.C. V6H 1H2

www.emgold.com

April 8, 2013	TSX Venture Exchange: EMR

 OTCQB: EGMCF

U.S. 20-F Registration: 000-51411

Frankfurt Stock Exchange: EML

EMGOLD DISCOVERS NEW GOLD ZONE

AT ITS STEWART PROPERTY, B.C.

Emgold Mining Corporation ("Emgold" or the "Company") is pleased to announce successful completion of its 2012 Exploration Program (the "Program") at its Stewart Property, B.C. (the "Property"). The Program is highlighted by:

➢	Discovery of a new gold exploration target called the Stewart Creek Gold Zone;
➢	Discovery of a new base metal exploration target at the Free Silver Zone; and
➢	Further expansion of the Stewart Moly Zone to depth.

The early stage poly-metallic exploration property is located in the Nelson Mining District, approximately 7 kilometers north of Salmo, B.C. The Property consists of 28 contiguous mineral tenures covering an area of 5,790 hectares, 100% owned by the Company.

Emgold completed 1,444.5 metres of BTW size diamond core drilling in 11 drill holes on the Property focusing on three exploration targets. Highlights of the Program for the Stewart Creek Gold Zone include:

➢	3.0 gram per tonne (“g/t”) gold over 1.35 metres (“m”) (from 24.55 m to 25.90 m) in drill hole 12SC-01;
➢	1.1 g/t gold over 2.2 m (from 31.95 m to 34.15 m) and 2.8 g/t gold over 1.60 m (from 46.8 m to 48.4 m) in drill hole 12SC-02; and
➢	1.8 g/t gold over 1.0 meters (from 48.90 m to 49.90 m) and 2.4 g/t gold over 0.7 m (from 122.00 to 122.70 m) in drill hole 12SC-03.

Highlights of the Program for the Free Silver Zone include:

➢	0.08% lead and 0.36% zinc over 2.10 m (from 8.20 m to 10.30 m), 0.20% lead and 0.36% zinc over 7.6 m (from 43.7 m to 51.30 m), and 0.11% lead and 0.34% zinc over 17.55 m (from 57.75 m to 75.3 m) in drill hole 12FS-01;
➢	0.05% lead and 0.14% zinc over 30.34 m (from 64.60 m to 94.94 m) in drill hole 12FS-02;
➢	0.07% lead and 0.19% zinc over 11.20 m (from 39.80 m to 51.0 m) in drill hole 12FS-03;
➢	0.05% lead and 0.11% zinc over 25.4 m (from 37.90 m to 63.30 m) in drill hole 12FS-04; and
➢	0.09% lead and 0.08% zinc over 4.2 m (from 45.90 m to 49.70 m) and 0.05% lead and 0.13% zinc over 3.85 m (from 108.50 m to 112.35 m) in drill hole 12FS-06.

Highlights of the 2012 Program for the Stewart Moly Zone include:

➢	0.025% molybdenum disulfide ("MoS2") over 58.19 m (from 127.41 m to 185.6 m) including 9.14 m of 0.148% MoS2 (from 127.41 to 136.55 m) in drill hole 12SM-01; and
➢	0.020% MoS2 over 78.75 m (from 136.55 m to 215.30 m) including 15.14m of 0.074% MoS2 (from 142.75 m to 157.98 m) in drill hole 12SM-02.

Drilling was contracted to Wade Critchlow Enterprises Ltd., based in Salmo, BC. Drill pad locations were located to test target areas that were identified from geological mapping, geophysics, and geochemical sampling in previous work programs on the Property. Assaying was done by Acme Analytical Laboratories Ltd. in Vancouver, B.C.

Details of the 2012 Exploration Program

The Property is in a large north-south regional geologic trend in the Nelson District containing occurrences of gold, silver, molybdenum, tungsten, and other mineralization. Exploration work by Emgold on the Property, prior to this drill program, has included soil and rock chip sampling, trenching, geophysics, and diamond drilling focused primarily on the Stewart Moly Zone and Arrow Tungsten Zone. In total, historic work done by Emgold and others (excluding the current program) on the Property includes 91 diamond drill holes totaling 12,294 metres of drilling.

Stewart Creek Gold Zone

The Stewart Creek Gold Zone was identified as an exploration target through analysis of historic geochemical sampling on the Property. Geochemical analysis showed an area with elevated zinc, lead, and molybdenum. In addition, veining in the target area has been exposed by a road cut created by logging activities. Emgold is pleased to announce that drilling has resulted in discovery of a new gold exploration target on the Property which, along with the Craigtown Creek Gold Zone located in the southwest portion of the Property, warrants additional exploration. Drill results for the Stewart Creek Gold Zone are shown in Table 1 below.

Table 1

Significant Drilling Results - 2012 Stewart Drilling Program

Stewart Creek Gold Zone

Hole ID	UTM E	UTM N	Elev. (m)	Az.	Dip	Length (m)	From (m)	To (m)	Width(1) (m)	Au(2) (g/t)
12SC-01	481561	5460884	1262	270	-45	99.7	14.05	14.90	0.85	0.4
and							24.55	25.90	1.35	3.0
and							46.60	48.25	1.65	0.3
12SC-02	481561	5460884	1262	270	-60	100.0	31.95	34.15	2.20	1.1
and							35.30	36.60	1.00	0.5
and							46.80	48.40	1.60	2.8
12SC-03	481561	5460884	1262	90	-45	151.2	28.75	29.85	1.10	0.3
and							48.90	49.90	1.00	1.8
and							122.0	122.70	0.70	2.4

(1) Sample width only, true width unknown.

(2) All intersections greater than 100 ppb Au listed.

The three drill holes were completed from a single drill pad. Two holes were drilled to the west and were fanned to intercept the vein. A single hole was drilled to the east to test for veining in that direction. Drilling resulted in intersections of veining in each of the three holes, with several intersections grading over 1.0 g/t gold. Intercepts in holes 12SC-01 and 12SC-02 may be the same veins intercepted at different elevations.

Free Silver Zone

The Free Silver area consists of a cluster of historic showings, located in the southeast portion of the Property. The original Free Silver Claims were staked in 1896. Early work completed on the claims consisted of small trenching programs in 1906 and 1915. In 2004, Emgold completed a trenching program including grab and rock chip sampling of the Free Silver Zone. Nineteen out of 29 samples had grades ranging from 1.1 to 641 g/t silver, zero to 18.3% lead, and 0.03% to 25.89% zinc (see November 26, 2012 press release for additional details). No diamond drilling was carried out in the area until the 2012 program.

Table 2

Significant Drilling Results - 2012 Stewart Drilling Program

Free Silver Zone

Hole ID	UTM E	UTM N	Elev. (m)	Az.	Dip	Length (m)	From (m)	To (m)	Width(1) (m)	Pb%(2)	Zn%(2)	Ag (ppb)	Au (ppb)
12FS-01	481385	5456748	1509	100	-45	99.7	8.20	10.30	2.10	0.08	0.36	1.2	43.1
and							43.70	51.30	7.60	0.20	0.37	1.7	4.4
and							57.75	75.30	17.55	0.11	0.34	3.2	2.5
and							98.35	99.67	1.32	0.00	0.01	0.3	4.4
12FS-02	481385	5456748	1509	100	-60	100.0	36.95	62.95	26.00	0.02	0.02	1.0	3.2
and							64.60	94.94	30.34	0.05	0.14	2.4	4.7
12FS-03	481400	5456640	1510	100	-45	104.9	1.00	12.45	11.45	0.01	0.03	0.5	26.0
and							26.90	35.65	8.75	0.03	0.06	1.3	63.5
and							39.80	51.00	11.20	0.07	0.19	2.7	160.4
and							54.45	55.80	1.35	0.08	0.09	2.7	136.5
12FS-04	481400	5456640	1510	100	-60	100.0	2.70	34.30	31.60	0.01	0.04	0.6	3.7
and							37.90	63.30	25.40	0.05	0.11	2.0	72.6
and							78.64	81.95	3.31	0.06	0.07	1.0	4.0
12FS-05	481150	5456969	1449	320	-45	101.8	8.00	9.50	1.50	0.01	0.01	0.5	2.5
and							45.55	46.60	1.05	0.00	0.01	0.6	0.0
and							71.45	72.00	0.55	0.01	0.03	1.2	0.0
12FS-06	481140	5456968	1449	360	-45	141.2	11.30	12.7	1.40	0.03	0.03	1.22	25.2
and							45.40	49.70	4.20	0.09	0.08	2.5	1.3
and							60.45	62.45	2.00	0.01	0.02	0.8	2.7
and							68.65	70.65	2.00	0.02	0.07	1.8	0.0
and							97.30	98.85	1.55	0.00	0.01	0.7	0.6
and							108.5	112.35	3.85	0.05	0.13	1.8	1.1

(1) Sample width only, true width unknown.

(2) Includes intersections where either lead or zinc where greater than 100 ppm.

Also included intersections where lead or zinc where less than 100 ppm but part of a mineralized intersection.

In the Free Silver area, a number of parallel to sub-parallel veins occur at the contact of volcanic rocks with a quartz monzonite porphyry. The veins vary from 0.1 to 3.0 m wide and trend in an east-west direction and dip steeply. Mineralization varies from massive pyrite-pyrrhotite to galena with subordinate pyrite and sphalerite. Minor molybdenite is reported locally within the veins. Sylvanite can be found in calcite filled vugs in an andesite host (occurring as a xenolith in monzonite) and is associated with trace amounts of chalcopyrite and galena.

Emgold’s 2012 drill program included a total of six diamond drill holes at three locations in the Free Silver Zone. Holes were drilled to test veins that had been identified by trenching and sampling in 2004 looking for silver, lead, and zinc mineralization. Significant results from the Program are shown in Table 2 above.

Drilling encountered low grade lead and zinc mineralization, with minor amounts of gold and silver, in every hole. This included several long intersections in drill holes 12FS-01 (17.55 m), 12FS-02 (26.00 m and 30.34 m), 12FS-03 (11.45 m and 11.20 m), FS-04 (31.60 m and 25.40 m). Note that these are sample lengths, not true widths. The 2004 and 2012 results indicate that, there may be potential for lower grade bulk tonnage base metals and higher grade veining located in the Free Silver Zone.

Stewart Moly Zone

The most extensive zone of molybdenite mineralization found on the Property thus far is located in the Stewart Moly Zone, in the east-central portion of the Property. Mineralization is found within intrusive breccia and forms a podiform, vertically dipping zone. Mineralization is primarily fine grained disseminations of molybdenite within the matrix but it also occurs as selvages associated with quartz veinlets transecting fragments, and as fracture fillings.

Between 1980 and 1983, Shell Minerals and Selco drilled 23 diamond core holes in the Stewart Moly Zone, and within this breccia zone, Shell concluded that mineralization was in breccia pipes (G.W. Turner, Assessment Reports 7722 and 10072). Selco suggested the possibility of porphyry style molybdenum mineralization occurring adjacent to this breccia zone (T. Carpenter, Assessment Reports 12251 and 12166). Emgold's exploration drilling of the Stewart Moly Zone (30 holes in 2007 and 19 holes in 2011) further defined that area to be a steep dipping elliptical-shaped (pipe-like) breccia body. The body appears to have a core of higher grade mineralization with some intersections grading over 0.1% MoS2 and a lower grade halo with intersections grading less than 0.1% MoS2.

The focus of Emgold’s 2012 exploration program for the Stewart Moly Zone was to test the exploration target to a greater depth. Two holes were drilled as fans from a single drill pad, to depths of 206.7 m in hole 12SM-01 and 238.4 m in hole 12SM-02. Results from the drilling are shown in Table 3 below.

Table 3

Significant Drilling Results - 2012 Stewart Drilling Program

Stewart Moly Zone

Hole ID	UTM E	UTM N	Elev. (m)	Az.	Dip	Length (m)	From (m)	To (m)	Width(1) (m)	Mo%(2)	MoS2%(3)	Au (ppb)
12SM-01	480797	5459017	1580	195	-50	206.7	127.41	185.60	58.19	0.015	0.025	27.4
including							127.41	136.55	9.14	0.048	0.080	12.6
12SM-02	480797	5459017	1580	195	-60	238.4	136.55	215.30	78.75	0.012	0.020	31.7
including							142.5	157.98	15.14	0.044	0.074	10.0

(1) Sample width only, true width not calculated.

(2) Includes Mo intersections typically over 100 ppm but also includes intersections of less than 100 ppm as part of the mineralized intersection.

(3) MoS2 calculated as 1.6681 x Mo.

The drilling was successful in extending the halo of low grade molybdenum mineralization (less than 0.1% MoS2 to a depth approaching 200 meters. This included long low grade MoS2 intercepts of 58.19 m in hole 12SM-01 and 78.85 m in hole 12SM-02. In addition, these holes appear to have intersected the higher grade mineralization in the breccia pipe with drill hole 12SM-01 intersecting 4.94 m of 0.080 MoS2 and drill hole 12SM-02 intersecting 15.14 m of 0.074 MoS2. Note that these are sample lengths, not true widths.

QA/QC

Emgold's geologists utilized a strict quality assurance plan during the exploration programs that included communication with contractors about the needs for appropriate quality assurance, procurement of supplies and services capable of delivering the desired level of quality, sample handling to ensure integrity, inspection and testing to ensure that all work met or exceeded quality criteria, using methods that reduced the potential for errors, proper training of staff, and statistical analysis that ensured quality criteria were met. Blank and standard material was inserted by Emgold into the sample stream at regular intervals prior to sending to the lab. The Company completed drill core logging and processing at its facility in Salmo, BC. Samples were shipped to Acme Analytical Laboratories ("Acme"), an independent assay laboratory, in Vancouver for analysis. Acme Vancouver is ISO 9001 Certified. The exploration program was supervised by Perry Grunenberg, P.Geo. a Qualified Person as defined in National Instrument 43-101.

The assay laboratory catalogued all samples, maintained complete chain of custody throughout the analytical process. All sample preparation was done at the laboratory by their staff following standard procedures. Samples were crushed, split, and pulverized. Assaying was done using Aqua Regia digestion with ICP-MS analysis. As part of their quality assurance, the laboratory incorporated assaying standards, test blanks, and duplicate analyses of samples, and included those results in final reports. The final signed reports completed the chain of custody process. Thus far, no factors of any kind have been encountered in sampling programs conducted by Emgold on the Property that could materially affect the accuracy or reliability of Emgold's sample data. All assay results to date have been tabulated and reviewed.

David Watkinson, President and CEO of Emgold stated, "Emgold is pleased by the results of the 2012 drilling program on the Stewart. The Property has had limited gold exploration to date because past exploration programs by Emgold and others focused primarily on molybdenum in the Stewart Moly Zone and tungsten in the Arrow Tungsten Zone. Additional work is warranted to follow up on gold exploration in the Stewart Creek Zone and Craigtown Creek Zone. Additional work is also warranted to further evaluate the Free Silver Zone. Emgold plans to further analyze this work and incorporate the drilling into our computer database prior to developing plans for future exploration."

About Emgold Mining Corporation

Emgold’s plans to permit the re-opening of the Idaho-Maryland Mine in California, subject to extension of the Lease and Option to Purchase Agreement and financing (see Oct. 26, 2011, Sept. 7, 2012, and Feb. 1, 2013 press releases). The Idaho-Maryland Mine produced 2.4 million ounces of gold at an average recovered grade of 0.43 ounces per ton between 1862 and 1956. Once the Environmental Impact Report is complete, operating permits are obtained, and subject to available financing, the Company plans to dewater and rehabilitate the historic underground workings, conduct underground exploration, and ultimately, if exploration is successful, construct a high grade underground gold operation.

Emgold has several other exploration properties located in the western U.S. and Canada. These include the Buckskin Rawhide and Koegel Rawhide gold properties in Nevada and the Stewart and Rozan poly-metallic properties in British Columbia.

Qualified Person

Technical information in this press release related to Canadian properties has been reviewed and approved by Mr. Perry Grunenberg, P.Geo., a Qualified Person as defined in National Instrument 43-101. Mr. Grunenberg supervises technical work related to Emgold’s Canadian properties. Similarly, technical information in this press release related to U.S. properties has been reviewed and approved by Mr. Robert Pease, P.Geo., a Qualified Person as defined in National Instrument 43-101. Mr. Pease is responsible for supervising the technical work related to Emgold’s U.S. Properties.

On behalf of the Board of Directors
David G. Watkinson, P.Eng.
President & CEO

For further information please contact:
Tel: 778-375-3106
Email: info@emgold.com

This release was prepared by the Company's management. Neither TSX Venture Exchange nor its Regulation Services Provider (as the term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. For more information on the Company, investors should review the Company's filings that are available at www.sedar.com or the Company's website at www.emgold.com.

This news release includes certain statements that are "forward-looking statements" within the meaning of applicable securities laws including statements regarding the timing of completion of the Final EIR for the Idaho-Maryland Project, plans to dewater and rehabilitate the underground workings, the Company's other work programs such as those for the Stewart Property, exploration potential, expected results, and other statements. Forward-looking statements are based on certain assumptions that the City of Grass Valley and its consultants, which require funding by Emgold, will complete the EIR in a reasonable timeframe, the City of Grass Valley will certify the EIR as complete, and the City of Grass Valley will approve the Conditional Use Permit for the mine and approve other entitlements under their authority. They assume other permitting agencies overseeing the project on a local, state and federal level will grant the permits needed for mining construction and operation. They assume that actual results of permitting and exploration activities by the Company on its various properties are consistent with management's expectations, that assumptions relating to exploration targets are accurate, and that necessary financing is available to complete the required exploration work. They include assumptions about production rates, production grades, and gold recoveries. Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include the failure to obtain the required permits and approvals, exploration results that are different than those anticipated, inability to raise or otherwise secure capital to fund planned permitting, exploration, mine construction and development, and mine operations. Other risk factors include changes in metal prices, the price of the Company's shares, the costs of labour, the cost of equipment, the cost of supplies, actual development and mining operation successes, exploitation and exploration successes, approvals by federal, state, and local agencies, permitting delays, legal challenges to permits, general economic, market or business conditions, and other factors beyond the control of the Company. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. The Company does not intend to update or revise any forward-looking information whether as a result of new information, future events or otherwise, except as required by law.